UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Black Box Corporation

(Name of Subject Company (Issuer))

Host Merger Sub Inc.

(Offeror)

a wholly owned subsidiary of

BBX Inc.

(Parent of Offeror (Other Person))

A wholly owned subsidiary of

BBX Main Inc.

(Other Person)

A wholly owned subsidiary of

AGC Networks Pte. Ltd.

(Other Person)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

091826107

(CUSIP Number of Class of Securities)

AGC Networks Inc.

222 W. Las Colinas Blvd.

Suite 200, North Tower

Irving, TX 75039 USA

Telephone No.: (214) 258 1600

Facsimile No.: (214) 445 4099

Email: legal.us@agcnetworks.com

Attention: Mike Carney

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree St.

Atlanta, GA 30309

Telephone: (404) 881-7758

Facsimile No. (404) 253-8758

Email: Justin.howard@alston.com

Attention: Justin Howard

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$16,456,222	$1,994.53

(1)

Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying the offer price of $1.08 per share by 15,237,521 shares, which is the estimated maximum number of shares of Black Box Corporation (the “Shares”) that may be acquired in this tender offer (representing 15,237,521 shares of common stock, par value of $0.001 per share issued and outstanding, and excluding (i) 11,788,360 shares of common stock, $0.0001 par value per share of Black Box held in the Company’s treasury, (ii) 3,121,615 shares of Company Common Stock reserved for issuance under the Black Box stock plans in respect of outstanding and future awards, (iii) 2,696,340 shares of Company Common Stock reserved for issuance upon Company restricted unit awards and (v) 243,064 shares of Company Common Stock reserved for issuance under outstanding Company performance share awards (assuming target level of performance)).The foregoing share figures have been provided by the issuer to the offerors and are as of November 20, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act and in accordance with the figure issued by the Securities and Exchange Commission effective October 1, 2018, by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,994.53	Filing Party: AGC Networks Pte. Ltd.
Form or Registration No.: Schedule TO	Date Filed: November 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BBX Inc., a Delaware corporation (“BBX Intermediate”) and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of AGC Networks Pte Ltd., a private limited liability company organized and existing under the laws of Singapore (“AGC Networks,” and collectively with Purchaser, BBX Intermediate and Parent, the “Parent Entities”), to purchase any and all issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Black Box Corporation, a Delaware corporation (“Black Box” or the “Company”), at a price of $1.08 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule TO as Exhibit (a)(1)(A)) (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (incorporated by reference in the Schedule TO as Exhibit (a)(1)(B)) (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

On November 11, 2018, AGC Networks entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company and the Parent Entities. On December 20, 2018, the Company and the Parent Entities entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) (incorporated by reference in the Schedule TO as Exhibit (d)(6)) pursuant to which Purchaser agreed to amend the Offer to increase the Offer Price from $1.08 per share to $1.10 per share, net to the holder thereof, in cash, without interest thereon.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference information in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1.     Offer Price Increase. The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $1.08 to $1.10 per Share, net to the holder thereof in cash, without interest and subject to any applicable tax withholding.

a.     The Offer to Purchase is amended by amending the “Offer Price” to be $1.10 per Share throughout the Offer to Purchase and the Letter of Transmittal, including in the Offer to Purchase on its cover page, in the section entitled “Summary Term Sheet” (including in the subsection entitled, “Principal Terms”), in the section entitled “Introduction,” in the section entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” (including in the subsection entitled, “Background of the Offer”) and in each other reference to the amount to be paid for the Shares or the Offer Price in the Offer to Purchase or Letter of Transmittal. Specifically, the amount “$1.08” is amended and replaced by “$1.10” in each place it appears.

b.     The section entitled, “Recent Black Box Trading Prices; Subsequent Trading” of the Offer to Purchase is amended and restated as follows:

“Recent Black Box Trading Prices; Subsequent Trading

•	On November 9, 2018, the last full trading day prior to the execution of the Merger Agreement, the closing price of the Shares reported on NASDAQ was $0.87 per Share.

•

The Offer Price of $1.10 per Share represents a premium of approximately 26% to the closing price of the Shares reported on NASDAQ on November 9, 2018, the last full trading day prior to the execution of the Merger Agreement.

•	On November 20, 2018, the latest practicable date prior to commencement of the Offer, the closing price of the Shares reported on NASDAQ was $1.06 per Share.

•

The Offer Price of $1.10 per Share represents a premium of approximately 3.77% to the closing price of the Shares reported on NASDAQ on November 20, 2018, the latest practicable date prior to commencement of the Offer.

•

Immediately following closing of the Merger, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be BBX Intermediate. NASDAQ requires, among other things, that any listed shares of common stock have at least 300 total stockholders. Immediately following the consummation of the Merger, we intend to cause Black Box to delist the Shares from NASDAQ and deregister the Shares under the Securities Exchange Act of 1934, as amended.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares pursuant to the Offer. See Section 6 — “Price Range of Shares; Dividends” of this Offer to Purchase.”

2.     Extension of Expiration Date. In connection with the increase in the Offer Price, the Expiration Time of the Offer is extended until midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019, unless the Offer is further extended. (The Offer had previously been scheduled to expire at midnight (i.e., one minute after 11:59 p.m.), New York City time, on December 19, 2018.) Accordingly, the Offer to Purchase is amended by amending each reference to the Expiration Time to be midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019 unless the Offer is further extended, including each such reference in the Offer to Purchase on its cover page, in the section entitled “Summary Term Sheet” (including in the subsection entitled, “Principal Terms”), in the section entitled “Introduction,” in the section entitled “The Tender Offer,” in the section entitled, “Purpose of the Offer and Plans for Black Box; Merger Agreement and Other Agreements” (including in the subsection entitled, “The Merger Agreement”), and in each other reference to the Expiration Date in the Offer to Purchase or Letter of Transmittal. Specifically, the date “December 19, 2018” is amended and replaced by “January 4, 2019” in each place it appears.

3.    Merger Agreement Amendment. The Offer to Purchase is amended and supplemented by adding the following paragraphs after the last paragraph under the section entitled “Purpose of the Offer and Plans for Black Box; Merger Agreement and Other Agreements”:

“Amendment to Merger Agreement. On December 20, 2018, the Company and the Parent Entities entered into the Merger Agreement Amendment. Pursuant to the Merger Agreement Amendment, the Offer Price was increased from $1.08 per Share to $1.10 per Share, net to the holder thereof, in cash, without interest thereon, in accordance with the terms and conditions of the Offer (as so amended). The above summary of certain provisions of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, which is incorporated herein by reference and a copy of which is filed as Exhibit (d)(6) to the Schedule TO.”

4.    Background to the Offer. The Offer to Purchase is amended and supplemented by adding the following paragraphs after the last paragraph under the subsection, “Background of the Offer”:

“On December 19, 2018, as of midnight (i.e., one minute after 11:59 p.m.), New York City time, 7,137,166 Shares (excluding 515,140 shares tendered by guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 46.84% of the outstanding Shares.

During the night of December 19, 2018, and continuing into the morning of December 20, 2018, management of AGC Networks, representatives of Alston & Bird, management of the Company and representatives of Jones Day discussed and negotiated the Merger Agreement Amendment, pursuant to which the Offer Price would be increased from $1.08 per share to $1.10 per share.

On the morning of December 20, 2018, the Black Box Board held a special telephonic meeting and approved the Merger Agreement Amendment.

Following the approval by the Black Box Board, the Company and the Parent Entities executed the Merger Agreement Amendment on December 20, 2018 and issued a press release announcing the execution of the Merger Agreement Amendment.

Prior to the opening of markets in the United States on December 20, 2018, the Company and AGC Networks issued a joint press release announcing the signing of the Merger Agreement Amendment, the increase to the Offer Price and the extension of the Expiration Time. A copy of the joint press release is filed as Exhibit (a)(5)(C) to the Schedule TO.”

5.    Amendment to Equity Commitment Letter.

a.     The Offer to Purchase is amended and supplemented by amending and restating the first paragraph of the subsection entitled, “Equity Financing” as follows:

“Equity Financing. Parent has received an Equity Commitment Letter (the “Equity Commitment Letter”), pursuant to which Essar Telecom Limited, a Mauritius entity (the “Investor”), committed to purchase, or cause the purchase of, the equity of Parent for a cash purchase price equal to not less than $30,804,774 (the “Minimum Amount”) but not greater than $35,804,777 (the “Maximum Amount” and such commitment, as determined pursuant to the terms of the Equity Commitment Letter, the “Equity Commitment”), in cash for the purpose of funding (x) a portion of the aggregate Offer Price and Merger Consideration, as well as fees and expenses, (y) cash to the balance sheet of Black Box, and (z) otherwise to fund the Financing Transactions. We refer to the financing contemplated by the Equity Commitment Letter as the “Equity Financing,” and together with the Debt Financing, the “Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by BBX Intermediate of the Minimum Condition and of all of the Offer Conditions as of the Expiration Time (see Section 11 — “Purpose of the Offer and Plans for Black Box; Merger Agreement and Other Agreements — The Merger Agreement”), and (ii) confirmation from the Debt Commitment Parties that the Debt Financing will be funded substantially concurrently with the Closing.”

b.     The Offer to Purchase is amended by amending the reference to “$35.5 million” in the section entitled “Summary Term Sheet” (in the subsection entitled, “Principal Terms”) to be “$35.8 million.”

The full text of the joint press release issued by Black Box and AGC Networks announcing the extension of the Offer is attached as Exhibit (a)(5)(C) to this Schedule TO and is incorporated by reference herein.

Item 12

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(C)

Joint press release issued by Black Box and AGC Networks, dated December 20, 2018 (incorporated by reference to Exhibit 99.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on December 20, 2018).

(d)(6)

Amendment No. 1 to Agreement and Plan of Merger, dated as of December 20, 2018, by and among Black Box Corporation, AGC Networks Pte Ltd., BBX Main Inc., BBX Inc. and Host Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on December 20, 2018).

(d)(7)	Amendment No. 1 to Letter Agreement, dated as of December 20, 2018, by and between Essar Telecom Limited and BBX Main Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGC NETWORKS PTE LTD.

/s/ Deepak Bansal
Name:	Deepak Bansal
Title:	Authorized Representative

/s/ Sanjeev Verma
Name:	Sanjeev Verma
Title:	Authorized Representative

BBX MAIN INC.

/s/ Michael Carney
Name:	Michael Carney
Title:	Secretary and Treasurer

BBX INC.

/s/ Michael Carney
Name:	Michael Carney
Title:	Secretary and Treasurer

HOST MERGER SUB INC.

/s/ Michael Carney
Name:	Michael Carney
Title:	Secretary and Treasurer

Date: December 20, 2018

5